Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Kinross Gold Corporation (“Kinross”)

25 York Street, 17th Floor

Toronto, Ontario

M5J 2V5

Item 2 – Date of Material Change

March 15, 2018.

Item 3 – News Release

A news release with respect to the material change referred to in this report was issued by Kinross on March 15, 2018 through the facilities of GlobeNewswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR). A copy of the news release is attached as Schedule “A”.

Item 4 – Summary of Material Change

On March 15, 2018 Kinross announced that it entered into a new shareholder rights plan dated March 15, 2018 (the “New Plan”). The New Plan will ensure that Kinross and its shareholders continue to receive the benefits associated with Kinross’ current shareholder rights plan (the “Current Plan”) which expires on March 29, 2018. The New Plan was adopted to prevent any gap in shareholder protection and will be effective on March 29, 2018 or earlier if certain events under the Current Plan were to occur. Subject to the receipt of requisite regulatory approvals, to shareholder ratification at Kinross’ annual shareholder meeting on May 9, 2018 and to shareholder reconfirmation of the New Plan at Kinross’ annual meetings in 2021 and 2024, the New Plan will be in effect until the conclusion of Kinross’ annual shareholder meeting in 2027.

Item 5 – Full Description of Material Change

See news release attached as Schedule “A”.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

For further information, please contact Kathleen M. Grandy, Vice President, Assistant General Counsel and Corporate Secretary, at (416) 365-2496.

Item 9 – Date of Report

March 20, 2018.

Schedule A

Kinross adopts new shareholder rights plan

TORONTO, March 15, 2018 -- Kinross Gold Corporation (TSX:K) (NYSE:KGC) ("Kinross") announced today that it has adopted a new shareholder rights plan (the "New Plan") to take effect on March 29, 2018. The New Plan will replace the current shareholder rights plan, which will expire on March 29, 2018.

The New Plan will ensure that Kinross and its shareholders continue to receive the benefits associated with the current shareholder rights plan. As with the current plan, the New Plan is designed to ensure that all Kinross shareholders have an equal opportunity to participate in a take-over bid and receive full and fair value for their Kinross common shares (the "Common Shares"). The New Plan is similar to plans recently adopted by other Canadian companies and approved by their shareholders.

Subject to the receipt of requisite regulatory approvals, shareholder ratification at the Annual and Special Meeting of Shareholders on May 9, 2018 and shareholder reconfirmation at Kinross' annual shareholder meetings in 2021 and 2024, the New Plan will remain in effect until the conclusion of Kinross' annual shareholder meeting in 2027.

The New Plan includes amendments that reflect changes to the legislative framework governing take-over bids in Canada that came to force in 2016. These amendments include: lengthening the minimum bid period to 105 days (from the previous 35 days); requiring that all non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities of the class subject to the bid held by independent shareholders; and, requiring a minimum ten day extension after the minimum tender requirement is met.

Under this new regime, a target issuer also has the ability to voluntarily reduce the minimum bid period to not less than 35 days. Additionally, the minimum bid period may be automatically reduced if the Board chooses to proceed with an alternative change of control transaction.

The rights issued under the New Plan will initially attach to and trade with the Common Shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding Shares without complying with the "Permitted Bid" provisions of the New Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase Common Shares at a 50% discount to the market price at the time.

Under the New Plan, a "Permitted Bid" is a bid made to all shareholders, must be open for a minimum of 105 days (or such shorter period as is permitted under the new bid regime) and must contain certain conditions, including that no shares will be taken up and paid for unless 50% of the shares of the class subject to the bid that are held by independent shareholders are tendered to the bid.

A number of minor changes were also made to ensure the New Plan is aligned with industry best practices and reflects Kinross' ability to record share ownership electronically via the Direct Registration System.

A material change report and a complete copy of the New Plan will be filed on SEDAR.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross' focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie .diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President , Investor Relations and Corporate Development

phone : 416-365-3390

tom.elliott@kinross.com

Source: Kinross Gold Corporation